Filed by: US Ecology, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NRC Group Holdings Corp.

Commission File No. 001-38119

Explanatory Note: The following is an extract from a presentation used at an industry conference.

NRC Revenue Snapshot: Proposed NRC Group Merger US Ecology Announced its Stock Merger with NRC on June 24, 2019 NRC Selected Areas of Leadership: 2018 Revenue: $389 Million Standby (OSRO) Waste Disposal International A National Leader in Emergency Response One of two Major US OSROs for Standby (OSRO = Oil Spill Response Organizations) A Key Player in E&P Disposal in the Gulf A Environmental Services Leader in Alaska Waste Management Industrial Services Remediation Emergency Response Other Domestic Field & Ind. Services (a) NRC Group Brings: Enhances Our Leadership in Specialty & Industrial Waste Positions us as a Leader in Standby and Emergency Response Expansion into Complementary E&P Waste Disposal Services Establishes a National Field & Industrial Services Network Increased Scale and Capabilities (a) Refers to the segment "Domestic Environmental Services" as reported on NRCG's Form 10-K. 63% 21% 9% 7% 35% 26% 24% 9% 6%

US Ecology Today (Pro Forma for NRC Combination) US Ecology Revenue Snapshot: Pro Forma Revenue: Approx. $1 Billion Environmental Services (a) Field & Industrial Services (4) Mexico Québec (2) (2) United States (2) Canada Treatment & Recycling (36) Equipment Staging (37) Specialty Landfills (9) Service Centers (71) Retail Satellites (9) Vision: To be the premier provider of comprehensive environmental services. Customer-Centric Approach Coast to Coast Field & Industrial Service Capability National TSDF Footprint in Specialty & Industrial Waste Culture of Solving Customer Needs (a) Combination of US Ecology’s Environmental Services segment and NRCG’s Waste Disposal (i.e., Sprint) segment. 49% 51%

Statements in this communication that are not historical facts are forward-looking statements that reflect US Ecology, Inc.’s (“US Ecology”) and NRC Group Holdings Corp.’s (“NRCG”) respective management’s current expectations, assumptions and estimates of future performance and economic conditions. These forward-looking statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements relate to, among other things, the anticipated closing of the proposed transaction, the satisfaction of closing conditions to the transaction, the expected benefits of the proposed merger, including estimated synergies, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of the combined companies, the ownership structure of the combined company and the refinancing of NRCG’s existing indebtedness. All statements other than historical facts may be forward-looking statements; words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes are used to identify forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the control of US Ecology or NRCG. Factors that could cause US Ecology’s or NRCG’s actual results to differ materially from those implied in the forward-looking statements include: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of NRCG or US Ecology are not obtained; (2) the occurrence of any event, change or other circumstances that either could give rise to the right of one or both of NRCG or US Ecology to terminate the Merger Agreement, (3) litigation relating to the transaction; (4) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (6) unexpected costs, charges or expenses resulting from the transaction (7) the ability of NRCG and US Ecology to retain and hire key personnel; (8) competitive responses to the proposed transaction and the impact of competitive services; (9) certain restrictions during the pendency of the mergers that may impact NRCG’s or US Ecology’s ability to pursue certain business opportunities or strategic transaction; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction to refinance NRCG’s existing indebtedness; (11) potential adverse changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative, regulatory and economic developments, including changing business conditions in the industries in which NRCG and US Ecology operate. These risks, as well as other risks associated with the proposed transaction, will be more fully described in the Joint Proxy Statement/Prospectus that has been filed with the Securities and Exchange Commission (“SEC”) (File No. 333-232930) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this communication, which speak only as of this date. Neither US Ecology nor NRCG undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of US Ecology, NRCG or the combined company, whether following the implementation of the proposed transaction or otherwise. In addition, actual results are subject to other risks and uncertainties that relate more broadly to US Ecology’s and NRCG’s overall business, including those more fully described in US Ecology’s and NRCG’s filings with the SEC. Forward-Looking Statements

No Offer or Solicitation This communication relates to a proposed business combination between US Ecology and NRCG. The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, US Ecology Parent, Inc. has filed with the SEC a Registration Statement on Form S-4 (File No. 333-232930) that includes the Joint Proxy Statement of US Ecology and NRCG, as well as other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, REGARDING THE MERGERS WHEN THIS DOCUMENT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of US Ecology and NRCG. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about US Ecology and NRCG, may be obtained at the SEC’s website, www.sec.gov. You will also be able to obtain these documents, free of charge, by accessing US Ecology’s website at https://investors.usecology.com/ or by accessing NRCG’s website at ir.nrcg.com. Participants in the Solicitation Relating to the Mergers US Ecology and NRCG and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from US Ecology stockholders and NRCG stockholders in respect of the proposed transaction. Information regarding US Ecology’s directors and executive officers is contained in US Ecology’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 11, 2019, which are filed with the SEC. Information regarding NRCG’s directors and executive officers is contained in NRCG’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 17, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the registration statement and Joint Proxy Statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. Cautionary Statements